SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2011

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Results for the 2nd Quarter of 2011: Net Income of R$ 10.94 billion

Rio de Janeiro, August 15, 2011 – Petróleo Brasileiro S.A. - Petrobras announces today its consolidated results for the second quarter (2Q11) and first half of 2011 (1H11), presented in accordance with international financial reporting standards (IFRS).

The company posted 2Q11 net income of R$10.94 billion (R$0.84 per share), 32% up on the R$8.29 billion recorded in 2Q10 (R$0.95 per share), while income before financial results, participations and taxes totaled R$12.05 billion, versus R$12.3 billion in 2Q10.

First-half net income came to R$21.93 billion, 37% higher than the 1H10 figure of R$16.02 billion, reflecting the 12% increase in sales revenue, fueled by the 2% upturn in oil and natural gas production and, especially, the increase in the domestic sales volume of oil products (+9%) and gas (+7%), whose prices were higher thanks to the 5% increase in the average realization price.

In individual segment terms, the improvement in the Exploration & Production (E&P) result was due to higher crude prices and increased production volume. On the other hand, this same increase in crude prices meant that Refining, Transportation & Marketing (RT&M) net income suffered a decline.

Net Income per Segment (R$ million) 1

Segment(1)	2Q11	2Q10	1H11	1H10
Exploration & Production	10,593	7,649	19,920	14,961
Refining, Transportation & Marketing	(2,280)	(108)	(2,375)	1,008
Other Segments(2)	1,546	1,132	3,260	2,242

                              (1) Includes inter-segment transactions which are eliminated when calculating the Company’s net income

                              (2) Excluding the Corporate segment

First-half investments totaled R$32 billion, 16% less than in the same period last year, the majority of which allocated to E&P (46%) and RT&M (38%), which jointly absorbed 84% of the total. Most of the investments were financed by the Company’s own cash flow, which, measured by EBITDA, reached R$16.1 billion in 2Q11 and  R$32.2 billion in 1H11.

Leverage remained at comfortable levels (17%), below the 35% limit established by the Company itself.

Moody’s upgraded Petrobras’ foreign-currency risk rating from Baa1 to A3. The upgrade also applied to debt of subsidiaries guaranteed by Petrobras.

www.petrobras.com.br/ri
For further information: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

  Investor Relations I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 - 2202 - B - 20031-912 - Rio de Janeiro, RJ   I Phone: 55 (21) 3224-1510 / 9947 I 0800-282-1540

This document may contain forward-looking statements, as defined by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which merely reflect the Company’s current expectations. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, together with similar or analogous expressions, are used to identify such forward-looking statements, which clearly involve risks and uncertainties which may or may not be foreseen by the Company. Consequently, future results may differ from current expectations and readers are cautioned not to place exclusive reliance on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2011
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.